EXHIBIT 2
                                                                       ---------


[GRAPHIC OMITTED]



         EnCana Corporation
                  Management's Discussion and Analysis
                  June 30, 2004

                               ENCANA CORPORATION
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  JULY 26, 2004



NOTE REGARDING FORWARD-LOOKING STATEMENTS

In the interest of providing EnCana Corporation ("EnCana" or the "Company") shareholders and potential investors with information regarding the Company and its subsidiaries, certain statements throughout this Management's Discussion and Analysis ("MD&A") constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: production and sales estimates for crude oil, natural gas and NGLs for 2004; the Company's projections with respect to the percentage of production from resource plays in the future; the production and growth potential, including the Company's plans therefor, with respect to EnCana's various assets and initiatives, including assets and initiatives in North America, Ecuador, the U.K. central North Sea, the Gulf of Mexico and potential international exploration; potential dispositions of assets in 2004, including anticipated proceeds therefrom and the dates for receipt thereof; the Company's projected capital investment levels for 2004 and the source of funding therefor; projected additional production from the Tom Brown, Inc. acquisition and the impact on production levels of proposed asset dispositions; the effect of the Company's risk management program, including the impact of derivative financial instruments; projected levels of hedging for Tom Brown, Inc. production in 2004 through 2006; the Company's execution of share purchases under its Normal Course Issuer Bid; the Company's defence of lawsuits; the Company's projected ability to extend its debt program on an ongoing basis; the Company's projections for reductions in net debt prior to the end of 2004; projected operating costs for 2004; the impact of the Kyoto Accord and similar initiatives in the U.S.A. on operating costs; projected volatility of crude oil prices in 2004 and the potential causes therefore, including the impact which weather, the timing of new production, economic activity levels, OPEC actions and political instability may have on commodity prices in the near term; projected tax rates and projected current taxes payable for 2004 and the impact of future unrealized foreign exchange gains and losses thereon and the adequacy of the Company's provision for taxes; the impact of the AEUB ruling on natural gas production for 2004 and beyond and projected sensitivities of 2005 net earnings and cash flow.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company's and its subsidiaries' marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company's and its subsidiaries' ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company's ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company's and its subsidiaries' ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the Company and its subsidiaries' operate, including

Ecuador; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions brought against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to "reserves" or "resources" or "resource potential" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.


                     NOTE REGARDING OIL AND GAS INFORMATION

EnCana's disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 ("NI 51-101"). The reserves quantities disclosed by EnCana represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in EnCana's Annual Information Form.

NATURAL GAS CONVERSIONS

Natural gas volumes that have been converted to barrels of oil equivalent ("BOE(s)") have been converted on the basis of six thousand cubic feet ("Mcf") to one barrel ("Bbl"). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent equivalency at the well head. Natural gas volumes are also often presented in million cubic feet ("MMcf"). Natural gas volumes are sold based on heat content in British Thermal Units ("Btu's") but physically measured in standard cubic feet ("scf"). The heat content of natural gas varies by formation and therefore by production region. For example, the heat content of EnCana's natural gas production in Alberta is approximately 1,020 Btu/scf and the U.S. Rockies is approximately 1,110 Btu/scf. The average heat content of EnCana's natural gas production in total is approximately 1,040 Btu/scf or 1.04 million British Thermal Units ("MMBtu")/Mcf.

RESOURCE PLAY, ESTIMATED ULTIMATE RECOVERY AND RESOURCE POTENTIAL

EnCana uses the terms resource play, estimated ultimate recovery and resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time largely from a specified resource play or plays. EnCana's current stated estimates of unbooked resource potential utilizes a five year time frame for their specified period of time.


            NOTE REGARDING CURRENCY, PROTOCOLS AND NON-GAAP MEASURES

All information included in this MD&A and the Interim Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after-royalties basis unless otherwise noted. Sales forecasts reflect the mid-point of current public guidance on an after royalties basis. Current Corporate Guidance assumes a U.S. dollar exchange rate of $0.73 for every Canadian dollar.

NON-GAAP MEASURES

Certain measures in this MD&A do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles ("Canadian GAAP") such as Cash Flow from Continuing Operations, Cash Flow, Cash Flow from Continuing Operations per share-basic, Cash Flow from Continuing Operations per share-diluted, Cash Flow per share-basic and Cash Flow per share-diluted, Operating Earnings and Earnings Before Interest, Taxes, Depreciation Depletion and Amortization ("EBITDA") and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.

THIS MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") FOR ENCANA CORPORATION ("ENCANA" OR THE "COMPANY") SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS ("INTERIM CONSOLIDATED FINANCIAL STATEMENTS") FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004, AS WELL AS THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MD&A FOR THE YEAR ENDED DECEMBER 31, 2003. THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND COMPARATIVE INFORMATION HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GAAP IN THE CURRENCY OF THE UNITED STATES (EXCEPT WHERE INDICATED AS BEING IN ANOTHER CURRENCY). THE PRODUCTION AND SALES VOLUMES IN THIS MD&A AND THE SUPPLEMENTARY INFORMATION IN THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, HAVE BEEN PRESENTED ON AN AFTER ROYALTIES BASIS CONSISTENT WITH U.S. PROTOCOL REPORTING. THIS MD&A IS DATED JULY 26, 2004.

OVERVIEW

SUMMARY OF KEY EVENTS AND KEY FINANCIAL RESULTS IN THE SECOND QUARTER

SECOND QUARTER 2004 COMPARED TO SECOND QUARTER 2003:

    o Successful acquisition of Tom Brown, Inc. ("TBI") on May 19, 2004 for approximately $2.7 billion including acquired debt of approximately $0.4 billion.

    o Upstream sales volumes increased by 26 percent to 775,885 BOE per day primarily as a result of the Company's successful drilling programs and tie-ins on resource play assets in North America, the commencement of shipments in September 2003 on the OCP Pipeline in Ecuador and the acquisitions of TBI, as well as properties in the U.K. North Sea.

    o Realized North American natural gas prices, net of royalties (excluding financial hedges), are $5.34 per Mcf in 2004 compared to $4.88 per Mcf in 2003, higher by $0.46 per Mcf. Realized liquids prices, net of royalties (excluding financial hedges), are $28.00 per barrel in 2004 compared to $22.93 in 2003, higher by $5.07 per barrel. Realized financial hedge losses are approximately $234 million in 2004 (comprised of $0.25 per Mcf on natural gas and $6.69 per barrel on liquids) compared to $87 million for 2003 (comprised of $0.25 per Mcf on natural gas and $1.61 per barrel on liquids).

    o Mark-to-market accounting for derivative instruments resulted in a $155 million ($104 million after-tax) charge to earnings for unrealized losses in 2004 with no corresponding amount in 2003.

    o A $32 million ($25 million after-tax) charge to earnings for unrealized losses on Canadian issued U.S. dollar debt in 2004 compared to an unrealized gain of $211 million ($168 million after-tax) in 2003 as a result of a relatively stable U.S./Canadian dollar exchange rate in 2004 compared to significant appreciation of the Canadian dollar against the U.S. dollar in the same period in 2003.

    o Current income tax provision increased to $203 million in 2004 compared to a tax recovery of $54 million in 2003, for a total increase in cash taxes of $257 million.

    o Common shares outstanding decreased by approximately 4 percent to 461 million shares as a result of the Company's share buyback program.

Further discussion and analysis follows in this MD&A on the items noted above in the "Continuing Alignment of North American Assets with EnCana's Resource Play Strategy", "Consolidated Financial Results" and "Results of Operations" sections immediately following this "Overview" as well as in the "Liquidity and Capital Resources", "Business Environment" and "Outlook" sections located towards the end of this MD&A.

CONTINUING ALIGNMENT OF NORTH AMERICAN ASSETS
WITH ENCANA'S RESOURCE PLAY STRATEGY

With the acquisition of Tom Brown, Inc. and increased asset sales, the Company is accelerating its strategy of increasing production from resource plays and moving away from conventional plays in North America. The Company has estimated its North American production will be derived approximately 75 percent from resource plays and 25 percent from conventional production when these transactions have been completed.

ACQUISITION OF TOM BROWN, INC.

On May 19, 2004, the Company successfully completed its cash tender offer for all the outstanding Common Shares of TBI which became an indirect wholly owned subsidiary following the merger of TBI and another of the Company's indirect wholly owned subsidiaries on May 24, 2004. The total consideration was approximately $2.7 billion including the acquired debt of TBI. The TBI assets are primarily strong growth, long-life North American resource play assets which complement existing Company assets and are consistent with management's strategic focus. The impact of this acquisition on the Company's second quarter and year-to-date results is as follows:

TBI ACQUISITION IMPACT SUMMARY                             ACQUISITION DATE        THREE MONTHS            SIX MONTHS
                                                             TO JUNE 30(1)         ENDED JUNE 30          ENDED JUNE 30
                                                                  2004                 2004                    2004
------------------------------------------------------------------------------------------------------------------------
VOLUMES:
     Natural Gas (MMCF PER DAY)                                      279                  132                   65
     Oil (BARRELS PER DAY)                                           468                  221                  111
     NGLs (BARRELS PER DAY)                                        6,304                2,979                1,490
     Total Volumes (MMCF EQUIVALENT PER DAY)                         320                  151                   75
     Total Volumes (BOE PER DAY)                                  53,330               25,200               12,435

Operating Expense (PER BOE)                                   $     3.67            $    3.67             $   3.67

PURCHASE PRICE: (MILLIONS)
     Purchase Price                                           $    2,747
     Long-Term Debt of TBI Acquired                                 (406)
                                                            -------------
     Cash Consideration(2)                                    $    2,341
                                                            =============

(1)  Date of acquisition was May 19, 2004 or 43 days in the second quarter.
(2) Excludes transaction costs of approximately $13 million and includes acquired cash of $19 million.

In conjunction with the acquisition, the Company has hedged all of the forecasted production from the TBI U.S. assets at a New York Mercantile Exchange ("NYMEX") equivalent price of approximately $5.60 per Mcf for the last six months of 2004 as well as for all of 2005 and 2006.

2004 DISPOSITIONS

In line with the Company's strategy of focusing on its inventory of North American resource play assets, the Company announced the planned disposition of Canadian conventional producing assets. Under the revised guidance for 2004 issued June 15, 2004, the Company expects to receive total proceeds of between approximately $1.5 billion to $2.0 billion for 2004 dispositions, net of minor acquisitions. The following table represents the completed and announced dispositions of assets as of the date of this MD&A:

        MONTH             CLOSING DATE     DISPOSITION DESCRIPTION                          $ MILLIONS(1)
-----------------------------------------------------------------------------------------------------------
      February              February       Petrovera partnership interest(2)                      $    288
   January to June      January to June    Miscellaneous properties and other                          131
                                                                                           ----------------
                                           COMPLETED DISPOSITIONS                                      419
        June             Third quarter     New Mexico and west Texas                                   243
        June             Third quarter     Drilling company                                             35
        July             Third quarter     Western Canadian properties                                 660
                                                                                           ----------------
                                           TOTAL                                                  $  1,357
                                                                                           ================

(1)  Transactions which have not closed are subject to post closing adjustments.
(2) Represents net proceeds (Acquisition of $253 million and disposition of $541 million).


CONSOLIDATED FINANCIAL RESULTS
                                                                                                                      YEAR
                                                     THREE MONTHS ENDED JUNE 30       SIX MONTHS ENDED JUNE 30        ENDED
---------------------------------------------------------------------------------   -----------------------------   --------
CONSOLIDATED FINANCIAL SUMMARY                                 2004 VS                         2004 VS
($ MILLIONS, EXCEPT PER SHARE AMOUNTS)                2004      2003        2003        2004     2003        2003      2003
---------------------------------------------------------------------------------   -----------------------------   --------
Revenues, Net of Royalties                         $ 2,718       17%     $ 2,332     $ 5,568      10%     $ 5,075   $10,216

Net Earnings from Continuing Operations                250      -69%         805         540     -63%       1,455     2,167
     - per share - basic                              0.54      -68%        1.67        1.17     -61%        3.03      4.57
     - per share - diluted                            0.54      -67%        1.66        1.16     -61%        3.01      4.52

Net Earnings                                           250      -69%         807         540     -67%       1,644     2,360
     - per share - basic                              0.54      -68%        1.68        1.17     -66%        3.42      4.98
     - per share - diluted                            0.54      -68%        1.67        1.16     -66%        3.40      4.92

Operating Earnings(1)                                  379      38%          275         844      8%          785     1,375
     - per share - diluted                            0.81      45%         0.56        1.81      12%        1.62      2.87

Cash Flow from Continuing Operations                 1,131       9%        1,039       2,126      -5%       2,230     4,420
     - per share - basic                              2.46      14%         2.16        4.62      0%         4.64      9.32
     - per share - diluted                            2.43      14%         2.14        4.55      -1%        4.61      9.21

Cash Flow                                            1,131      12%        1,007       2,126      -5%       2,228     4,459
     - per share - basic                              2.46      17%         2.10        4.62      0%         4.64      9.41
     - per share - diluted                            2.43      17%         2.08        4.55      -1%        4.61      9.30
---------------------------------------------------------------------------------   -----------------------------   --------

(1) Operating Earnings is a non-GAAP measure and is described and discussed under "Operating Earnings" in this MD&A.

QUARTERLY SUMMARY
                                                      2004                              2003                             2002
----------------------------------------------------------------     --------------------------------------    --------------------
($ MILLIONS, EXCEPT PER SHARE AMOUNTS)            Q2          Q1          Q4        Q3         Q2        Q1         Q4          Q3
----------------------------------------------------------------     --------------------------------------    --------------------
Revenues, Net of Royalties                    $2,718     $ 2,850     $ 2,850   $ 2,291    $ 2,332   $ 2,743    $ 2,116     $ 1,780

Net Earnings from Continuing Operations          250         290         426       286        805       650        248          79
     - per share - basic                        0.54        0.63        0.92      0.60       1.67      1.35       0.52        0.17
     - per share - diluted                      0.54        0.62        0.91      0.60       1.66      1.34       0.51        0.16

Net Earnings                                     250         290         426       290        807       837        282         136
     - per share - basic                        0.54        0.63        0.92      0.61       1.68      1.74       0.59        0.29
     - per share - diluted                      0.54        0.62        0.91      0.61       1.67      1.73       0.58        0.28

Operating Earnings(1)                            379         465         316       274        275       510        239         188
     - per share - diluted                      0.81        1.00        0.68      0.57       0.56      1.05       0.49        0.39

Cash Flow from Continuing Operations           1,131         995       1,217       973      1,039     1,191        874         583
     - per share - basic                        2.46        2.16        2.63      2.06       2.16      2.48       1.83        1.22
     - per share - diluted                      2.43        2.13        2.61      2.04       2.14      2.46       1.81        1.21

Cash Flow                                      1,131         995       1,254       977      1,007     1,221        935         651
     - per share - basic                        2.46        2.16        2.71      2.06       2.10      2.54       1.96        1.37
     - per share - diluted                      2.43        2.13        2.69      2.04       2.08      2.52       1.94        1.35
----------------------------------------------------------------     --------------------------------------    --------------------

(1) Operating Earnings is a non-GAAP measure and is described and discussed under "Operating Earnings" in this MD&A.

CASH FLOW

EnCana's cash flow from continuing operations increased $92 million, or $0.30 per share diluted in the second quarter of 2004 compared to the same period in 2003 and decreased $104 million, or $0.06 per share diluted during the first six months of 2004 compared to the first six months in 2003. Significant items are as follows:

SECOND QUARTER 2004 COMPARED TO SECOND QUARTER 2003:

    o    Natural gas sales volumes increased 23 percent to 3,037 MMcf per day.

    o Crude oil and NGLs sales volumes increased 31 percent to 269,718 barrels per day.

    o Current tax provision increased by $257 million partially offsetting increased cash flow from higher volumes.

    o Realized North American natural gas prices, net of royalties (excluding financial hedges), are $5.34 per Mcf in 2004 compared to $4.88 per Mcf in 2003, higher by $0.46 per Mcf.

    o Realized liquids prices, net of royalties (excluding financial hedges), are $28.00 per barrel in 2004 compared to $22.93 in 2003, higher by $5.07 per barrel.

    o Realized financial hedge losses are approximately $234 million in 2004 (comprised of $0.25 per Mcf on natural gas and $6.69 per barrel on liquids) compared to $87 million for 2003 (comprised of $0.25 per Mcf on natural gas and $1.61 per barrel on liquids).

SIX MONTHS ENDED JUNE 2004 COMPARED TO SIX MONTHS ENDED JUNE 2003:

    o Crude oil and NGLs sales volumes increased 32 percent to 267,334 barrels per day.

    o    Natural gas sales volumes increased 14 percent to 2,875 MMcf per day.

    o Current tax provision increased by $469 million partially offsetting increased cash flow from higher volumes.

    o Realized North American natural gas prices, net of royalties (excluding financial hedges), are $5.30 per Mcf in 2004 compared to $5.19 per Mcf in 2003, higher by $0.11 per Mcf.

    o Realized liquids prices, net of royalties (excluding financial hedges), are $26.63 per barrel in 2004 compared to $24.86 in 2003, higher by $1.77 per barrel.

    o Realized financial hedge losses are approximately $383 million in 2004 (comprised of $0.17 per Mcf on natural gas and $6.04 per barrel on liquids) compared to $225 million for 2003 (comprised of $0.25 per Mcf on natural gas and $3.00 per barrel on liquids).

Cash flow is a non-GAAP measure but is commonly used in the oil and gas industry to assist management and investors to measure the Company's ability to finance its capital programs and meet its credit obligations. The calculation of cash flow is disclosed on the Consolidated Statement of Cash Flows in the Interim Consolidated Financial Statements.

NET EARNINGS

EnCana's net earnings from continuing operations decreased $555 million, or $1.12 per share diluted in the second quarter of 2004 compared to the same period in 2003 and decreased $915 million, or $1.85 per share diluted during the first six months of 2004 compared to the first six months in 2003. In addition to the items affecting cash flow as detailed previously in this MD&A, significant items are:

SECOND QUARTER 2004 COMPARED TO SECOND QUARTER 2003:

    o Mark-to-market accounting for derivative instruments resulted in a $155 million ($104 million after-tax, $0.22 per share diluted) charge to earnings for unrealized losses in 2004 with no corresponding amount in 2003.

    o A $32 million ($25 million after-tax, $0.05 per share diluted) charge to earnings for unrealized losses on Canadian issued U.S. dollar debt in 2004 compared to an unrealized gain of $211 million ($168 million after-tax, $0.35 per share diluted) in 2003 as a result of a relatively stable U.S./Canadian dollar exchange rate in 2004 compared to significant appreciation of the Canadian dollar against the U.S. dollar in the same period in 2003.

    o The inclusion of a gain due to a change in tax rates of $362 million, or $0.75 per share diluted, in 2003.

SIX MONTHS ENDED JUNE 2004 COMPARED TO SIX MONTHS ENDED JUNE 2003:

    o Unrealized mark-to-market losses of $531 million ($356 million after-tax, $0.76 per share diluted) are included in 2004 with no corresponding amount in 2003.

    o Included in 2004 is a gain due to a change in tax rates of $109 million or $0.23 per share diluted, compared to $362 million, or $0.75 per share diluted, in 2003.

    o A $71 million ($57 million after-tax, $0.12 per share diluted) charge to earnings for unrealized losses on Canadian issued U.S. dollar debt in 2004 compared to an unrealized gain of $389 million ($308 million after-tax, $0.64 per share diluted) in 2003 as a result of a decrease in the period end U.S./Canadian dollar exchange rate between December 31, 2003 and June 30, 2004 compared to significant appreciation in the period end U.S./Canadian dollar exchange rate between December 31, 2002 and June 30, 2003.

Net earnings in 2003 include $189 million, or $0.39 per share diluted from discontinued operations.

Impacts on results due to the change in the U.S./Canadian dollar exchange rate need to be considered when analyzing specific components contained in the Interim Consolidated Financial Statements. For every 100 dollars denominated in Canadian currency spent on capital projects, operating expenses and administrative expenses, the Company incurred additional costs, as reported in U.S. dollars, of approximately $2.10 based on the increase in the average U.S./Canadian dollar exchange rate in the second quarter of 2004 of $0.736 compared to the second quarter of 2003 of $0.715. On a year-to-date basis, for every 100 dollars denominated in Canadian currency spent on capital projects, operating expenses and administrative expenses, the Company incurred additional costs, as reported in U.S. dollars, of approximately $5.80 based on the increase in the average U.S./Canadian dollar exchange rate in 2004 of $0.747 compared to 2003 of $0.689. Revenues for the Company were relatively unaffected by the increased exchange rate since commodity prices received are largely based in U.S. dollars or in Canadian dollar prices which are closely tied to the value of the U.S. dollar.

OPERATING EARNINGS

Operating earnings is a non-GAAP measure that shows net earnings from continuing operations excluding the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the gain/loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the reduction in income tax rates. The following table has been prepared in order to provide shareholders and potential investors with information clearly presenting the effect on the Company's results of mark-to-market accounting for derivative financial instruments, the translation of the outstanding U.S. dollar debt issued in Canada and the effect of the reduction in the Canadian and Alberta tax rates. Management believes these items reduce the comparability of the Company's underlying financial performance between periods. The majority of the unrealized gains/losses on U.S. dollar debt issued in Canada relate to debt with maturity dates in excess of five years.

QUARTERLY SUMMARY OF OPERATING EARNINGS
                                                                       2004                       2003                      2002
-------------------------------------------------------------------------------     --------------------------------   -------------
($ MILLIONS)                                                        Q2       Q1        Q4       Q3       Q2       Q1      Q4      Q3
-------------------------------------------------------------------------------     --------------------------------   -------------
Net Earnings from Continuing Operations, as reported             $ 250    $ 290     $ 426    $ 286    $ 805    $ 650   $ 248    $ 79
Add: Unrealized mark-to-market accounting loss (after-tax)(2)      104      252         -        -        -        -       -       -
Add: Unrealized foreign exchange loss (gain) on translation of
               Canadian issued U.S. dollar debt (after-tax)         25       32      (113)     (12)    (168)    (140)     (6)    100
Add: Future tax (recovery) expense due to tax rate reductions        -     (109)        3        -     (362)       -      (3)      9
-------------------------------------------------------------------------------     --------------------------------   -------------
Operating Earnings(1)(3)                                         $ 379    $ 465     $ 316    $ 274    $ 275    $ 510   $ 239   $ 188
===============================================================================     ================================   =============

($ PER COMMON SHARE - DILUTED)
-------------------------------------------------------------------------------     --------------------------------   -------------
Net Earnings from Continuing Operations, as reported            $ 0.54   $ 0.62    $ 0.91   $ 0.60   $ 1.66   $ 1.34  $ 0.51  $ 0.16
Add: Unrealized mark-to-market accounting loss (after-tax)(2)     0.22     0.54         -        -        -        -       -       -
Add: Unrealized foreign exchange loss (gain) on translation of
               Canadian issued U.S. dollar debt (after-tax)       0.05     0.07     (0.24)   (0.03)   (0.35)   (0.29)  (0.01)   0.21
Add: Future tax (recovery) expense due to tax rate reductions        -    (0.23)     0.01        -    (0.75)       -   (0.01)   0.02
-------------------------------------------------------------------------------     --------------------------------   -------------
Operating Earnings(1)(3)                                        $ 0.81   $ 1.00    $ 0.68   $ 0.57   $ 0.56   $ 1.05  $ 0.49  $ 0.39
===============================================================================     ================================   =============

YEAR-TO-DATE SUMMARY OF OPERATING EARNINGS
                                                                THREE MONTHS ENDED JUNE 30          SIX MONTHS ENDED JUNE 30
------------------------------------------------------------------------------------------        ----------------------------
                                                                          2004 vs                           2004 vs
($ MILLIONS)                                                       2004     2003      2003           2004     2003      2003
------------------------------------------------------------------------------------------        ----------------------------
Net Earnings from Continuing Operations, as reported              $ 250     -69%     $ 805          $ 540     -63%     $ 1,455
Add: Unrealized mark-to-market accounting loss (after-tax)(2)       104       -          -            356       -            -
Add: Unrealized foreign exchange loss (gain) on translation of
               Canadian issued U.S. dollar debt (after-tax)          25    -115%      (168)            57    -119%        (308)
Add: Future tax (recovery) expense due to tax rate reductions         -    -100%      (362)          (109)    -70%        (362)
------------------------------------------------------------------------------------------        ----------------------------
Operating Earnings(1)(3)                                          $ 379     38%      $ 275          $ 844       8%     $   785
==========================================================================================        ============================

($ PER COMMON SHARE - DILUTED)
------------------------------------------------------------------------------------------        ----------------------------
Net Earnings from Continuing Operations, as reported             $ 0.54     -67%    $ 1.66         $ 1.16     -61%      $ 3.01
Add: Unrealized mark-to-market accounting loss (after-tax)(2)      0.22       -          -           0.76       -            -
Add: Unrealized foreign exchange loss (gain) on translation of
               Canadian issued U.S. dollar debt (after-tax)        0.05    -114%     (0.35)          0.12    -119%       (0.64)
Add: Future tax (recovery) expense due to tax rate reductions         -    -100%     (0.75)         (0.23)    -69%       (0.75)
------------------------------------------------------------------------------------------        ----------------------------
Operating Earnings(1)(3)                                         $ 0.81     45%     $ 0.56         $ 1.81     12%       $ 1.62
==========================================================================================        ============================

(1) Operating Earnings is a non-GAAP measure that shows net earnings from continuing operations excluding the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the (gain)/loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the reduction in income tax rates.

(2) The Company adopted mark-to-market accounting on derivative financial instruments prospectively January 1, 2004. See Note 2 of the Interim Consolidated Financial Statements.

(3)  Unrealized (gains)/losses have no impact on cash flow.


CASH FLOW FROM CONTINUING OPERATIONS AND CURRENT INCOME TAX

Changes to cash flow from continuing operations, when comparing 2004 to prior periods are significantly impacted by increases in the provision for current income tax. The following table has been prepared to disclose the quarterly cash flow from continuing operations and current income tax provisions.

($ MILLIONS)                                       2004                            2003                              2002
-------------------------------------------------------------    ---------------------------------------      -----------------
                                                 Q2       Q1          Q4       Q3          Q2         Q1          Q4         Q3
-------------------------------------------------------------    ---------------------------------------      -----------------
Cash Flow from Continuing Operations        $ 1,131    $ 995     $ 1,217    $ 973     $ 1,039    $ 1,191      $  874     $  583
Current Income Tax(1)                         $ 203    $ 232         (73)      51       $ (54)      $ 20      $ (107)    $   16
-------------------------------------------------------------    ---------------------------------------      -----------------

(1)  Amount deducted (added) in determining Cash Flow from Continuing
     Operations.


Current income tax is discussed in the "Corporate" area under "Results of Operations" in this MD&A.

RESULTS OF OPERATIONS

UPSTREAM OPERATIONS
FINANCIAL RESULTS ($ MILLIONS)

THREE MONTHS ENDED JUNE 30                             2004                                               2003
--------------------------------------------------------------------------------    -----------------------------------------------
                                    PRODUCED   CRUDE OIL                              PRODUCED   CRUDE OIL
                                         GAS   AND NGL's      OTHER       TOTAL            GAS   AND NGL's       OTHER       TOTAL
--------------------------------------------------------------------------------    -----------------------------------------------
Revenues, Net of Royalties           $ 1,400       $ 521       $ 54     $ 1,975         $ 1,036      $ 400        $ 56     $ 1,492

Expenses
    Production and mineral taxes          73          23          -          96              38         10           -          48
    Transportation and selling           122          32          -         154              83         27           -         110
    Operating                            125         107         48         280              97         99          46         242
                                 -----------------------------------------------    -----------------------------------------------
Operating Cash Flow                  $ 1,080       $ 359        $ 6     $ 1,445           $ 818      $ 264        $ 10     $ 1,092
                                 ===================================                ===================================

    Depreciation, depletion and amortization                                674                                                483
                                                                    ------------                                       ------------
Upstream Income                                                           $ 771                                              $ 609
                                                                    ============                                       ============


SIX MONTHS ENDED JUNE 30                             2004                                               2003
--------------------------------------------------------------------------------    -----------------------------------------------
                                    PRODUCED   CRUDE OIL                              PRODUCED   CRUDE OIL
                                         GAS   AND NGL's      OTHER       TOTAL            GAS   AND NGL's       OTHER       TOTAL
--------------------------------------------------------------------------------    -----------------------------------------------
Revenues, Net of Royalties           $ 2,679     $ 1,000      $ 104     $ 3,783         $ 2,251      $ 802        $ 89     $ 3,142

Expenses
    Production and mineral taxes         119          42          -         161              70         28           -          98
    Transportation and selling           232          76          -         308             161         56           -         217
    Operating                            246         216         95         557             194        184          83         461
                                 -----------------------------------------------    -----------------------------------------------
Operating Cash Flow                  $ 2,082       $ 666        $ 9     $ 2,757         $ 1,826      $ 534         $ 6     $ 2,366
                                 ===================================                ===================================

    Depreciation, depletion and amortization                              1,275                                                942
                                                                    ------------                                       ------------
Upstream Income                                                         $ 1,482                                            $ 1,424
                                                                    ============                                       ============

REVENUE VARIANCES FOR 2004 COMPARED TO 2003 ($ MILLIONS)(1)

                                THREE MONTHS ENDED JUNE 30                                    SIX MONTHS ENDED JUNE 30
-----------------------------------------------------------------------------   --------------------------------------------------
                              2003                               2004              2003                                   2004
                           REVENUES,                           REVENUES,         REVENUES,                              REVENUES,
                             NET OF                              NET OF            NET OF                                NET OF
                           ROYALTIES      PRICE(2)    VOLUME   ROYALTIES         ROYALTIES      PRICE(2)       VOLUME   ROYALTIES
-----------------------------------------------------------------------------   --------------------------------------------------
Produced Gas
   Canada                    $   803       $  53       $ 125     $   981           $ 1,728         $ 70        $ 119     $ 1,917
   United States                 230          45         131         406               517           13          206         736
   U.K. North Sea                  3           1           9          13                 6            4           16          26
-----------------------------------------------------------------------------  ---------------------------------------------------
Total Produced Gas           $ 1,036       $  99       $ 265     $ 1,400           $ 2,251         $ 87        $ 341     $ 2,679
=============================================================================  ===================================================

Crude Oil and NGLs
   Canada                    $   281       $ (12)      $  16     $   285           $   543         $ (7)        $ 34     $   570
   United States                  23           7           7          37                47            7           11          65
   Ecuador                        75          (5)         77         147               162          (45)         156         273
   U.K. North Sea                 21           2          29          52                50           (4)          46          92
-----------------------------------------------------------------------------  ---------------------------------------------------
Total Crude Oil and NGLs     $   400       $  (8)      $ 129     $   521           $   802        $ (49)       $ 247     $ 1,000
=============================================================================  ===================================================

(1)  Includes continuing operations only.
(2)  Includes realized commodity hedging impacts.


QUARTERLY SALES VOLUMES
(AFTER ROYALTIES)                                        2004                            2003                          2002
------------------------------------------------------------------    ---------------------------------------   -----------------
                                                      Q2        Q1         Q4         Q3         Q2        Q1        Q4        Q3
------------------------------------------------------------------    ---------------------------------------   -----------------
Produced Gas (MMCF PER DAY)
    Canada
      Productionn                                  2,177     2,000      2,008      1,914      1,899     1,922     1,943     1,959
      Inventoryywithdrawall// (injection)              -         -          -          -          -       120       117       (51)
------------------------------------------------------------------    ---------------------------------------   -----------------
    Canada Sales                                   2,177     2,000      2,008      1,914      1,899     2,042     2,060     1,908
    United States                                    824       684        654        604        558       534       516       423
    United Kingdom                                    36        28         20          7         12        13         8         9
------------------------------------------------------------------    ---------------------------------------   -----------------
                                                   3,037     2,712      2,682      2,525      2,469     2,589     2,584     2,340
==================================================================    =======================================   =================

Oil and Natural Gas Liquids (BBLS PER DAY)(1)
    Canada                                       157,935   156,640    164,859    163,179    149,292   148,147   148,196   142,856
    United States                                 12,752     9,237      9,612      9,691     10,376     8,148    10,162     6,146
    Ecuador
      Production                                  78,376    76,320     72,731     54,582     36,754    39,893    34,856    37,447
      Transferred to OCP Pipeline(2)                   -         -          -     (4,919)    (2,039)   (5,941)        -         -
      Over / (under) lifting                         (73)    4,662      4,621     (9,856)     2,506    (2,679)    1,044     2,316
------------------------------------------------------------------    ---------------------------------------   -----------------
    Ecuador Sales                                 78,303    80,982     77,352     39,807     37,221    31,273    35,900    39,763
    United Kingdom                                20,728    18,088     15,067      5,813      9,019    10,610     7,786     9,538
------------------------------------------------------------------    ---------------------------------------   -----------------
                                                 269,718   264,947    266,890    218,490    205,908   198,178   202,044   198,303
------------------------------------------------------------------    ---------------------------------------   -----------------
Total (BOE PER DAY)(3)                           775,885   716,947    713,890    639,323    617,408   629,678   632,711   588,303
==================================================================    =======================================   =================

(1)  NGLs include Condensate.
(2) Crude oil production in Ecuador transferred to the OCP Pipeline for use by OCP in asset commissioning.
(3)  Natural gas converted to BOE at 6 Mcf = 1 BOE.

YEAR-TO-DATE SALES VOLUMES FOR THE SIX MONTHS ENDED JUNE 30

(AFTER ROYALTIES)                                       THREE MONTHS ENDED JUNE 30               SIX MONTHS ENDED JUNE 30
-----------------------------------------------------------------------------------       ------------------------------------
                                                                 2004 VS                                2004 VS
                                                        2004       2003        2003            2004       2003           2003
-----------------------------------------------------------------------------------       ------------------------------------
Produced Gas (MMCF PER DAY)
    Canada
      Productionn                                      2,177        15%       1,899           2,089        9%            1,910
      Inventoryywithdrawall// (injection)                  -         -            -              -          -               60
------------------------------------------------------------------------------------      -------------------------------------
    Canada Sales                                       2,177        15%       1,899           2,089        6%            1,970
    United States                                        824        48%         558             754       38%              546
    United Kingdom                                        36       200%          12              32      167%               12
------------------------------------------------------------------------------------      -------------------------------------
                                                       3,037        23%       2,469           2,875       14%            2,528
====================================================================================      =====================================

Oil and Natural Gas Liquids (BBLS PER DAY)(1)
    Canada                                           157,935        6%      149,292         157,288        6%          148,723
    United States                                     12,752        23%      10,376          10,995       19%            9,268
    Ecuador
      Production                                      78,376       113%      36,754          77,348      102%           38,314
      Transferred to OCP Pipeline(2)                       -         -       (2,039)              -         -           (3,979)
      Over / (under) lifting                             (73)        -        2,506           2,295         -              (72)
------------------------------------------------------------------------------------      -------------------------------------
    Ecuador Sales                                     78,303       110%      37,221          79,643      132%           34,263
    United Kingdom                                    20,728       130%       9,019          19,408       98%            9,810
------------------------------------------------------------------------------------      -------------------------------------
                                                     269,718        31%     205,908         267,334       32%          202,064
------------------------------------------------------------------------------------      -------------------------------------
Total (BOE PER DAY)(3)                               775,885        26%     617,408         746,501       20%          623,397
====================================================================================      =====================================

(1)  NGLs include Condensate.
(2) Crude oil production in Ecuador transferred to the OCP Pipeline for use by OCP in asset commissioning.
(3)  Natural gas converted to BOE at 6 Mcf = 1 BOE.


CONSOLIDATED UPSTREAM RESULTS

Overall results reflect a 26 percent increase in sales volumes of 158,477 BOE per day during the second quarter compared with the same period in 2003. On a year-to-date basis, 2004 volumes are higher by 20 percent or 123,104 BOE per day compared to 2003. Natural gas sales volume increases in the second quarter and six months ended June 30, 2004, were primarily the result of resource play drilling successes in the U.S. Rockies, northeast British Columbia and southern Alberta in Canada and the TBI acquisition. Increases in liquids volumes were primarily the result of the commencement of shipments on the OCP Pipeline in September 2003 which allowed access to market for EnCana's full production capability, increased interests acquired in the Scott and Telford fields in the U.K., higher volumes in the U.S. Rockies and Canada offset partially by the Petrovera disposition. The higher liquids volumes in North America resulted from drilling successes in the U.S. Rockies, continued oil development at Foster Creek, Weyburn and Suffield as well as the TBI acquisition.

The increase in sales volumes accounts for approximately 81 percent of the change in revenues, net of royalties in the second quarter of 2004 and approximately 94 percent for the first six months of 2004. Impacts to revenues, net of royalties resulting from price changes includes realized commodity hedging losses of $234 million, or $3.31 per BOE, in the second quarter 2004 compared to $87 million, or $1.55 per BOE in the three month period ended June 30, 2003. For the six months ended June 30, 2004, realized commodity hedge losses were $383 million, or $2.82 per BOE, compared to $225 million or $1.99 per BOE for the same period in 2003.

Increases in production and mineral taxes, transportation and selling costs as well as operating expenses in 2004 for the quarter and year-to-date compared to the same periods in 2003 were primarily driven by the higher volumes discussed previously. Contributing to the overall increases in expenses was the year-to-date change in the average U.S./Canadian dollar exchange rate and its impact on Canadian dollar denominated expenses. Production and mineral taxes in the U.S. Rockies in the quarter and for the six months ended June 30, 2004 compared to the same periods in 2003 were higher as a result of an increase in the rates as a result of the higher production volumes in Colorado. Natural gas transportation and selling costs include $21 million for the buyout of third party physical gas contracts in place since prior to the time of the merger with Alberta Energy Company Ltd ("AEC") in April 2002. Operating expenses in the second quarter in 2004 averaged $3.29 per BOE compared to $3.46 per BOE in 2003 primarily as a result of the Petrovera disposition, lower per unit expenses in Ecuador as a result of the proportion of fixed costs distributed over increased volumes offset partially by the impact of the higher U.S./Canadian dollar exchange rate on Canadian operations. For the six months ended June 30, 2004, operating expenses were $3.40 per BOE compared to $3.35 per BOE for the same period in 2003.

Depreciation, depletion and amortization ("DD&A") expense increased by $191 million in the second quarter of 2004 and $333 million year-to-date June 30, 2004, compared to the same periods in 2003 primarily as a result of increased sales volumes and the impact of the higher value of the Canadian dollar compared to the U.S. dollar applied to Canadian dollar denominated DD&A expense. The second quarter 2004 results also include a $14 million expense for impairment of an Upstream international exploration prospect in Ghana. On a BOE basis, excluding Other activities, DD&A rates were $9.28 per BOE for the second quarter of 2004 compared to $8.58 per BOE in the same period of 2003. DD&A rates were $9.21 per BOE for the first six months of 2004 compared to $8.33 per BOE in the same period of 2003. Increased DD&A rates in the second quarter and on a year-to-date basis in 2004 were primarily the result of the increase in the average U.S./Canadian dollar exchange rate and the acquisition of TBI.

PER UNIT RESULTS - PRODUCED GAS ($ PER THOUSAND CUBIC FEET)

THREE MONTHS ENDED JUNE 30                        CANADA                     UNITED STATES                  UNITED KINGDOM
----------------------------------------------------------------    ----------------------------     ----------------------------
                                                 2004 VS                        2004 VS                          2004 VS
                                        2004      2003     2003         2004     2003      2003          2004      2003     2003
----------------------------------------------------------------    ----------------------------     ----------------------------
Price, net of royalties(1)            $ 5.20        6%   $ 4.92       $ 5.72       21%   $ 4.74        $ 3.73       59%   $ 2.34

Expenses
    Production and mineral taxes        0.07      -13%     0.08         0.80       74%     0.46             -         -        -
    Transportation and selling          0.35        0%     0.35         0.34       -6%     0.36          2.57       21%     2.13
    Operating                           0.49        4%     0.47         0.37       19%     0.31             -         -        -
----------------------------------------------------------------    ----------------------------     ----------------------------
Netback                               $ 4.29             $ 4.02       $ 4.21             $ 3.61        $ 1.16             $ 0.21
================================================================    ============================     ============================
Gas Sales Volumes (MMCF PER DAY)       2,177       15%    1,899          824       48%      558            36      200%       12
================================================================    ============================     ============================

(1) Excludes realized commodity and currency hedge activities.

SIX MONTHS ENDED JUNE 30                         CANADA                     UNITED STATES                   UNITED KINGDOM
----------------------------------------------------------------    ----------------------------     ----------------------------
                                                 2004 VS                        2004 VS                          2004 VS
                                        2004      2003     2003         2004     2003      2003          2004      2003     2003
----------------------------------------------------------------    ----------------------------     ----------------------------
Price, net of royalties(1)            $ 5.21        0%   $ 5.23       $ 5.57       11%   $ 5.02        $ 4.18       49%   $ 2.80

Expenses
    Production and mineral taxes        0.07       40%     0.05         0.67       31%     0.51             -         -        -
    Transportation and selling          0.39       15%     0.34         0.36        6%     0.34          2.24       11%     2.01
    Operating                           0.52        8%     0.48         0.36       38%     0.26             -         -        -
----------------------------------------------------------------    ----------------------------     ----------------------------
Netback                               $ 4.23             $ 4.36       $ 4.18             $ 3.91        $ 1.94             $ 0.79
================================================================    ============================     ============================
Gas Sales Volumes (MMCF PER DAY)       2,089        6%    1,970          754       38%      546            32      167%       12
================================================================    ============================     ============================

(1)  Excludes realized commodity and currency hedge activities.

Average realized prices, net of royalties, excluding the impact of financial hedges, for natural gas produced in Canada have remained relatively flat when comparing the first six months of 2004 to the same period in 2003. Lower price differentials between North American producing basins and NYMEX tended to offset a lower NYMEX price in the first six months of 2004 compared to 2003, realizing a higher price for the Company's U.S. production. Realized currency and commodity hedging losses on natural gas was approximately $69 million, or $0.25 per Mcf in the second quarter of 2004 compared to a loss of approximately $56 million, or $0.25 per Mcf in the second quarter 2003. On a year-to-date basis to June 30, realized currency and commodity hedging losses on natural gas was approximately $89 million, or $0.17 per million cubic feet in 2004 compared to a loss of approximately $115 million, or $0.25 per million cubic feet in 2003.

Per unit production and mineral taxes in the U.S. Rockies in the quarter and for the six months ended June 30, 2004 compared to the same periods in 2003 were higher as a result of an increase in the rates as a result of the increased production volumes in Colorado.

Canadian produced natural gas per unit transportation and selling costs were flat for the second quarter of 2004 compared to the same period in 2003 but $0.05 higher on a year-to-date basis primarily as a result of higher average distances to sales markets from production facilities and the increased U.S./Canadian exchange rate. The U.K. increases in transportation and selling expense in the second quarter and year-to-date 2004 compared to the same periods in 2003 reflect a change in the cost sharing arrangements for the Scottish Area Gas Evacuation ("SAGE") pipeline as a result of the 2004 acquisition of additional interests in the Scott and Telford fields.

Increases in per unit operating expenses for Canadian produced gas for the second quarter and year-to-date results in 2004 compared to the same periods in 2003 are mainly due to the increased U.S./Canadian dollar exchange rate. Increase in per unit operating expenses in the U.S. produced gas for the second quarter and year to date 2004 compared to the same periods in 2003 were primarily due to higher operating costs from the TBI and North Texas property acquisitions and non-recurring charges related to the prior year.

PER UNIT RESULTS - CRUDE OIL AND NGLS

THREE MONTHS ENDED JUNE 30

CRUDE OIL ($ PER BARREL)
                                                       CANADA                      ECUADOR                   UNITED KINGDOM
----------------------------------------------------------------------     ------------------------      -----------------------
                                                      2004 VS                       2004 VS                       2004 VS
                                               2004     2003      2003       2004    2003      2003        2004    2003     2003
----------------------------------------------------------------------     ------------------------      -----------------------
Price, net of royalties(1)                  $ 26.85      17%   $ 22.95     $27.78     25%   $ 22.31      $34.68    28%   $ 27.17

Expenses
    Production and mineral taxes               0.35     -29%      0.49       1.84     66%      1.11           -      -         -
    Transportation and selling                 1.17     -23%      1.51       1.92    -20%      2.41        1.85    -1%      1.86
    Operating                                  4.83     -21%      6.13       4.14    -26%      5.63        7.84    67%      4.69
----------------------------------------------------------------------     ------------------------      -----------------------
Netback                                     $ 20.50            $ 14.82     $19.88           $ 13.16      $24.99          $ 20.62
======================================================================     ========================      =======================
Crude Oil Sales Volumes (BBLS PER DAY)      144,347       7%   134,552     78,303    110%    37,221      18,698   123%     8,402
======================================================================     ========================      =======================

(1)  Excludes realized commodity and currency hedge activities.


NGLS(1) ($ PER BARREL)
                                                       CANADA                      ECUADOR                   UNITED KINGDOM
----------------------------------------------------------------------       -----------------------    -------------------------
                                                      2004 VS                       2004 VS                       2004 VS
                                               2004     2003      2003       2004    2003      2003        2004    2003      2003
----------------------------------------------------------------------       -----------------------    -------------------------
Price, net of royalties(1)                  $ 28.48      35%   $ 21.02       $32.93    34%   $ 24.64      $23.19     50%  $ 15.45

Expenses
    Production and mineral taxes                  -        -         -         3.93   225%      1.21           -       -        -
    Transportation and selling                 0.35        -         -            -      -         -        1.41    -63%     3.83
----------------------------------------------------------------------       -----------------------    -------------------------
Netback                                     $ 28.13            $ 21.02       $29.00          $ 23.43      $21.78          $ 11.62
======================================================================       =======================    =========================
NGLs Sales Volumes (BBLS PER DAY)            13,588      -8%    14,740       12,752    25%    10,194       2,030    229%      617
======================================================================       =======================    =========================

(1)  NGLs results includes Condensate.

Average realized crude oil prices, excluding the impact of financial hedges, in the second quarter of 2004 reflect the increase in the benchmark West Texas Intermediate ("WTI") and Dated Brent oil prices, offset partially by the increased applicable differentials compared to the same period of 2003. Higher benchmark WTI crude oil prices of 32 percent in the quarter compared to the same period in 2003 were partially offset by increased crude oil price differentials and a higher proportionate share of heavier blend oils in the product mix. Realized currency and commodity hedging losses on crude oil was approximately $164 million, or $6.69 per barrel in the second quarter of 2004 compared to a loss of approximately $30 million, or $1.61 per barrel in second quarter 2003.

Canadian per unit production and mineral taxes decreased in the quarter primarily as a result of increased weighting from properties that are not subject to production and mineral taxes and as a result of the Petrovera disposition. Per unit production and mineral taxes in Ecuador increased $0.73 per barrel in the second quarter of 2004 over the second quarter of 2003 due to higher realized prices on the Tarapoa block volumes. The Company is required to pay the Ecuadorian government a percentage of revenue from this block based on realized prices over a base price.

Second quarter per unit crude oil transportation and selling costs in Canada were lower by $0.34 per barrel over the comparable period in 2003. This is primarily due to a change in the method of allocating transportation between the Upstream and Midstream & Marketing segments which was revised during the third quarter of 2003. Per unit transportation and selling costs in Ecuador for the second quarter decreased as a result of lower net realized costs of operations of the OCP Pipeline.

Second quarter Canadian per unit operating expenses for crude oil decreased as a result of the sale of Petrovera and lower per unit fixed costs due to increased volumes offset partially by the increased U.S./Canadian exchange rate. In Ecuador, a significant portion of operating expenses are fixed, resulting in lower per unit operating expenses as sales volumes increased in the second quarter of 2004 compared to the same period in 2003. The increase in the U.K.'s second quarter 2004 operating expenses is primarily related to increased payroll taxes, additional fuel and maintenance expenses and non-recurring charges related to prior years.

SIX MONTHS ENDED JUNE 30

CRUDE OIL ($ PER BARREL)
                                                       CANADA                      ECUADOR                   UNITED KINGDOM
----------------------------------------------------------------------       ------------------------     ------------------------
                                                      2004 VS                        2004 VS                       2004 VS
                                               2004     2003      2003         2004   2003       2003       2004     2003     2003
----------------------------------------------------------------------       ------------------------     ------------------------
Price, net of royalties(1)                    $ 25.79     7%   $ 24.13       $25.77    -2%    $ 26.19     $33.03      14%  $ 28.99

Expenses
    Production and mineral taxes                 0.36   -22%      0.46         1.60   -37%       2.54          -        -        -
    Transportation and selling                   1.34   -17%      1.61         2.28    -4%       2.38       1.89     -13%     2.17
    Operating                                    5.22   -12%      5.92         4.09   -24%       5.38       6.00      60%     3.76
----------------------------------------------------------------------       ------------------------     ------------------------
Netback                                       $ 18.87          $ 16.14       $17.80           $ 15.89     $25.14           $ 23.06
======================================================================       ========================     ========================
Crude Oil Sales Volumes (BBLS PER DAY)        143,508     7%   133,709       79,643   132%     34,263     17,391      95%    8,933
======================================================================       ========================     ========================

(1)  Excludes realized commodity and currency hedge activities.


NGLS(1) ($ PER BARREL)
                                                     CANADA                       ECUADOR                   UNITED KINGDOM
----------------------------------------------------------------------    ------------------------     -------------------------
                                                    2004 VS                       2004 VS                       2004 VS
                                             2004     2003      2003       2004     2003      2003        2004    2003      2003
----------------------------------------------------------------------    ------------------------     -------------------------
Price, net of royalties                    $ 27.87    15%    $ 24.21      $32.86    18%    $ 27.91     $22.74      7%    $ 21.19

Expenses
    Production and mineral taxes                 -      -          -        3.58   163%       1.36          -       -          -
    Transportation and selling                0.35      -          -           -      -          -       1.58     16%       1.36
----------------------------------------------------------------------    ------------------------     -------------------------
Netback                                    $ 27.52           $ 24.21      $29.28           $ 26.55     $21.16            $ 19.83
======================================================================    ========================     =========================
NGLs Sales Volumes (BBLS PER DAY)           13,780    -8%     15,014      10,995    21%      9,074      2,017    130%        877
======================================================================    ========================     =========================

(1)  NGLs results includes Condensate.

Average realized crude oil prices, excluding the impact of financial hedges, for year-to-date 2004 reflects the increase in WTI and Dated Brent, offset partially by the increased applicable differentials, compared to the same period of 2003. Higher benchmark WTI crude oil prices of 17 percent on a year-to-date basis compared to the same period in 2003 were partially offset by increased crude oil price differentials and a higher proportionate share of heavier blend oils in the product mix. On a year-to-date basis to June 30, realized currency and commodity hedging losses on crude oil was approximately $294 million, or $6.04 per barrel in 2004 compared to a loss of approximately $110 million, or $3.00 per barrel in 2003.

Canadian per unit production and mineral taxes decreased on a year-to-date basis as a result of increased weighting from properties that are not subject to production and mineral taxes and the Petrovera disposition. Per unit production and mineral taxes in Ecuador decreased $0.94 per barrel on a year-to-date basis in 2004. This was due to the year-to-date average price for the Tarapoa block volumes being comparatively lower than the same period in 2003. The Company is required to pay the Ecuadorian government a percentage of revenue from this block based on realized prices over a base price.

Six-month per unit crude oil transportation and selling costs in Canada were lower by $0.27 per barrel over the comparable period in 2003. This is primarily due to a change in the method of allocating transportation between the Upstream and Midstream & Marketing segments which was revised during the third quarter of 2003.

Year-to-date Canadian per unit operating expenses for crude oil decreased as a result of the sale of Petrovera and lower per unit fixed costs due to increased volumes offset partially by the increased U.S./Canadian exchange rate. In Ecuador, a significant portion of operating expenses are fixed, resulting in lower per unit operating expenses as sales volumes increased year-to-date 2004 compared to the same period in 2003. The increase in the U.K.'s year-to-date 2004 operating expenses is primarily related to increased payroll taxes, additional fuel and maintenance expenses and non-recurring charges related to prior years.

MIDSTREAM & MARKETING OPERATIONS
FINANCIAL RESULTS ($ MILLIONS)

THREE MONTHS ENDED JUNE 30
                                                     MIDSTREAM                       MARKETING                      TOTAL
-----------------------------------------------------------------------     --------------------------     -------------------------
                                                        2004 VS                       2004 VS                      2004 VS
                                                 2004     2003     2003       2004      2003      2003      2004     2003      2003
-----------------------------------------------------------------------     --------------------------     -------------------------
Revenues                                        $ 172      14%    $ 151      $ 726        6%     $ 688     $ 898       7%     $ 839

Expenses
     Transportation and selling                     -       -         -          8      -47%        15         8     -47%        15
     Operating                                     56       8%       52         13      -58%        31        69     -17%        83
     Purchased product                            118      10%      107        704        6%       662       822       7%       769
     Depreciation, depletion and amortization      43     514%        7          2         -         -        45     543%         7
-----------------------------------------------------------------------     --------------------------     -------------------------
                                                $ (45)    200%    $ (15)      $ (1)     -95%     $ (20)    $ (46)     31%     $ (35)
=======================================================================     ==========================     =========================

SIX MONTHS ENDED JUNE 30
                                                     MIDSTREAM                       MARKETING                      TOTAL
-----------------------------------------------------------------------     --------------------------     -------------------------
                                                        2004 VS                       2004 VS                      2004 VS
                                                 2004     2003     2003       2004      2003      2003      2004     2003      2003
-----------------------------------------------------------------------     --------------------------     -------------------------
Revenues                                        $ 723      54%    $ 469    $ 1,594        9%   $ 1,463   $ 2,317      20%   $ 1,932

Expenses
     Transportation and selling                     -       -         -         16      -52%        33        16     -52%        33
     Operating                                    127      -3%      131         20      -57%        46       147     -17%       177
     Purchased product                            567      82%      311      1,542       10%     1,403     2,109      23%     1,714
     Depreciation, depletion and amortization      50     355%       11          2      100%         1        52     333%        12
-----------------------------------------------------------------------     --------------------------     -------------------------
                                                $ (21)   -231%     $ 16       $ 14     -170%     $ (20)     $ (7)     75%      $ (4)
=======================================================================     ==========================     =========================

Revenues and purchased product expense in Midstream & Marketing operations increased in the second quarter and on a six-month basis compared to the same periods in 2003 due primarily to significant increases in the volume of optimization activity in the Midstream gas storage business unit associated with increased capacity from new and expanded facilities. This activity involves the purchase and sale of third party gas to capture storage value relating to storage capacity not leased to third party customers. Decreases in transportation and selling costs in the second quarter and year-to-date to June 30, 2004 compared to the same periods in 2003 is primarily due to the reallocation of all natural gas downstream transportation costs to the Upstream segment. Operating expenses in the second quarter of 2003 included a $20 million settlement with the U.S. commodity Futures Trading Commission as described in the "Contractual Obligations and

Contingencies" section of this MD&A which represents the primary reason for the decrease when comparing quarterly and year-to-date results between 2003 and 2004.

The increase in second quarter 2004 and six-month DD&A is primarily due to a write down in the value of the Company's equity investment interest in the Trasandino Pipeline in Argentina and Chile of approximately $35 million.

CORPORATE

CORPORATE ITEMS ($ MILLIONS)                                 THREE MONTHS ENDED JUNE 30       SIX MONTHS ENDED JUNE 30
---------------------------------------------------------------------------------------      ---------------------------
                                                                      2004 VS                          2004 VS
                                                              2004      2003       2003         2004     2003      2003
---------------------------------------------------------------------------------------      --------------------------
Revenues, Net of Royalties                                  $ (155)      -          $ 1       $ (532)      -       $ 1

Expenses
     Operating                                                  (3)      -            -           (5)      -         -
     Depreciation, depletion and amortization                   14      27%          11           30      67%       18
     Administration                                             44       2%          43           93      16%       80
     Interest, net                                              96      43%          67          175      34%      131
     Accretion of asset retirement obligation                    5       -            5           12      20%       10
     Foreign exchange loss (gain)                               21    -110%        (206)          79     -119%    (416)
     Stock-based compensation                                    4     -33%           6            9      50%        6
     Gain on disposition                                        (1)      -            -          (35)      -         -
     Income tax (recovery) expense                             140    -190%        (156)          45     -67%      137
========================================================================================     ==========================

Corporate revenues, net of royalties in the second quarter of 2004 include unrealized mark-to-market losses of approximately $156 million related to commodity contracts. On a year-to-date basis, revenues, net of royalties include mark-to-market losses on commodity contracts of approximately $535 million. Other mark-to-market gains or losses on derivative financial instruments are recorded in the applicable account to which the contract relates. Corporate operating expense in the quarter and year-to-date 2004 includes mark-to-market gains of $2 million and $5 million respectively related to power consumption contracts.

Depreciation, depletion and amortization include provisions for corporate assets such as computer equipment, office furniture and leasehold improvements. The increase in expense for the quarter and on a year-to-date basis is the result of higher capital spending in prior periods on corporate capital items and the impact of the change in the U.S./Canadian dollar exchange rate.

The administrative expenses for the second quarter of 2004 compared to the same period in 2003 are relatively unchanged. The year-to-date results reflect the effect of the change in the U.S./Canadian dollar exchange rate and increased long-term compensation expenses. Administrative costs were lower by $0.15 per BOE, at $0.62 per BOE, for the second quarter of 2004 ($0.68 per BOE year-to-date) compared with $0.77 per BOE for the second quarter in 2003 ($0.71 per BOE year-to-date). Lower per unit administrative expenses are primarily as a result of the increase in sales volumes.

The higher net interest expense resulted primarily from the higher average outstanding debt level as a result of the TBI acquisition in the second quarter and on a year-to-date basis for 2004 versus the same periods in 2003 and the impact of the change in the U.S./Canadian dollar exchange rate.

The majority of the foreign exchange loss of $21 million in the second quarter resulted from the change in the U.S./Canadian dollar period end exchange rate between March 31, 2004 and June 30, 2004 applied to U.S. dollar denominated debt issued in Canada. The unrealized foreign exchange loss, before tax, on U.S. dollar denominated debt issued in Canada for the three months ended June 30, 2004 was $32 million compared to an unrealized before tax gain of $211 million for the second quarter of 2003. For the six months ended June 30, the unrealized foreign exchange loss, before tax, on U.S. dollar denominated debt issued in Canada for 2004 was $71 million compared to an unrealized before tax gain of $389 million for 2003. Under Canadian GAAP, the Company is required to translate long-term debt issued in Canada and denominated in U.S. dollars into Canadian dollars at the period-end exchange rate. Resulting foreign exchange gains or losses are recorded in the Consolidated Statement of Earnings.

The effective tax rate for the second quarter of 2004 was 36 percent compared to a recovery of 24 percent for the same period in 2003 as disclosed in Note 8 to the Interim Consolidated Financial Statements. On a year-to-date basis to June 30, the effective tax rate for 2004 was 8 percent compared to 9 percent for 2003. EnCana's effective tax rate in any particular reporting period is a function of the relationship between the amount of net earnings before income taxes for the period and the magnitude of the items representing "permanent differences" that are excluded from the calculation of earnings for the period that will be subject to tax. There are a variety of items of this type, including:

    o    The non-taxable half of Canadian capital gains (losses);

    o Adjustments for the impact of legislative changes which have prospective impact on future income tax obligations;

    o The effects of asset dispositions where the tax values of the assets sold differ from the accounting value; and

    o Items such as resource allowance, non-deductible crown payments and some marked to market adjustments where the treatment is different for income tax and accounting purposes.

Given the nature and scale of EnCana's activities, it is difficult to forecast the magnitude and timing of these types of items.

After reflecting the adjustments to future income taxes referred to above, the relative level of increased net earnings before income tax and giving effect to the recently announced disposition of certain of the Company's oil and gas interests, the Company is reducing the range of its expected 2004 effective tax rate to between 24 and 29 percent. These effective rates may be impacted by the effect of future unrealized foreign exchange gains or losses in respect of the revaluation of debt denominated in U.S. dollars and additional oil and gas asset dispositions.

Current income tax expense for the second quarter of 2004 was $203 million compared to a recovery of $54 million for the same period in 2003. Current taxes were expected to increase significantly in 2004 when compared to the prior year as the effects of the merger with AEC were reflected in the Company's tax position for 2003.

The operations of the Company are complex and related tax interpretations, regulations and legislation in the various jurisdictions that the Company and its subsidiaries operate in are continually changing. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.

CAPITAL EXPENDITURES

QUARTERLY CAPITAL INVESTMENT ($ MILLIONS)
                                                        2004                          2003                         2002
------------------------------------------------------------------     ---------------------------------     --------------
                                                    Q2          Q1        Q4       Q3       Q2        Q1        Q4       Q3
------------------------------------------------------------------     ---------------------------------     --------------
Upstream
     Canada                                      $ 670     $ 1,014     $ 841    $ 897    $ 496     $ 703     $ 446    $ 266
     United States                                 316         210       215      279      197       139       136      163
     Ecuador                                        56          54        93       65       34        73        62       60
     United Kingdom                                115          93        67       19       10        16        17       26
     Other Countries                                19          15        15       15       31        17        75       17
                                               -------------------    ----------------------------------     --------------
Total Upstream                                 $ 1,176     $ 1,386    $1,231   $1,275    $ 768     $ 948     $ 736    $ 532
Midstream & Marketing                               16           9        69       58       75        21        22       14
Corporate                                            9           9        19        7       19        12        24       12
                                               -------------------    ----------------------------------     --------------
Core Capital Expenditures                      $ 1,201     $ 1,404    $1,319   $1,340    $ 862     $ 981     $ 782    $ 558
Acquisition of Tom Brown, Inc.(1)                2,335           -         -        -        -         -         -        -
Acquisitions(2)                                      6         387       358       96      220       146       118      361
Dispositions                                      (106)       (566)     (296)       -      (12)       (7)     (181)     (85)
                                               -------------------    ----------------------------------     --------------
Net Capital Expenditures(3)                    $ 3,436     $ 1,225    $1,381   $1,436   $1,070    $1,120     $ 719    $ 834
                                               ===================    ==================================     ==============

(1)  Excludes approximately $406 million of TBI debt.
(2)  Represents Corporate acquisitions and property acquisitions.
(3)  Excludes discontinued operations.

CAPITAL INVESTMENT (CONTINUED)
                                         THREE MONTHS ENDED JUNE 30          SIX MONTHS ENDED JUNE 30

                                                  2004 VS                          2004 VS
($ MILLIONS)                              2004      2003       2003          2004     2003       2003
-------------------------------------------------------------------       ----------------------------
Upstream
    Canada                               $ 670       35%    $   496       $ 1,684      40%     $ 1,199
    United States                          316       60%        197           526      57%         336
    Ecuador                                 56       65%         34           110      3%          107
    United Kingdom                         115     1050%         10           208     700%          26
    Other Countries                         19      -39%         31            34     -29%          48
                                       ----------------------------       ----------------------------
Total Upstream                         $ 1,176       53%    $   768       $ 2,562      49%     $ 1,716
Midstream & Marketing                       16      -79%         75            25     -74%          96
Corporate                                    9      -53%         19            18     -42%          31
                                       ----------------------------       ----------------------------
Core Capital Expenditures              $ 1,201       39%    $   862       $ 2,605      41%     $ 1,843
Acquisition of Tom Brown, Inc. (1)       2,335        -           -         2,335       -            -
Acquisitions(2)                              6      -97%        220           393      7%          366
Dispositions                              (106)     783%        (12)         (672)    3437%        (19)
                                       ----------------------------       ----------------------------
Net Capital Expenditures(3)            $ 3,436      221%    $ 1,070       $ 4,661     113%     $ 2,190
                                       ============================       ============================

(1)  Excludes approximately $406 million of TBI debt.
(2)  Represents Corporate acquisitions and property acquisitions.
(3)  Excludes discontinued operations.


The Company's net capital expenditures increased $2,366 million for the second quarter of 2004 and $2,471 million for the six months ended June 30, 2004 compared to the same periods respectively in 2003 as a result of the TBI acquisition, higher levels of operating activity in Upstream, and the impact of the higher U.S./Canadian dollar exchange rate. The Company's capital investment was funded by cash flow in excess of amounts paid for purchases under the Normal Course Issuer Bid, proceeds received on dispositions of non-core assets as well as debt.

UPSTREAM CAPITAL EXPENDITURES

Increases in Upstream capital expenditures in the second quarter and on a year-to-date basis in 2004 reflect increased drilling and development activities and the impact of the increased average U.S./Canadian dollar exchange rate on Canadian dollar denominated expenditures. Capital spending was primarily focused on North American resource play properties with spending in Canada directed mostly at natural gas and oil exploration and development of properties on the Suffield and Palliser Blocks in southeast Alberta, as well as Greater Sierra and Cutbank Ridge in northeast British Columbia and Pelican Lake in northeast Alberta. The majority of capital expenditures in the U.S. were directed towards drilling in the Mamm Creek and Jonah areas. Capital expenditures in the U.K. primarily reflect the development of the Buzzard field. The Company drilled 2,684 net wells year-to-date June 30, 2004 compared to 2,285 net wells in the same period for 2003.

MIDSTREAM & MARKETING CAPITAL EXPENDITURES

Capital expenditures in Midstream & Marketing relate primarily to improvements to midstream facilities and various development initiatives. Expenditure levels were significantly higher in 2003 due to the expansion of the gas storage business and amounts related to the buyout of equipment operating leases.

CORPORATE CAPITAL EXPENDITURES

Corporate capital expenditures relate primarily to spending on business information systems, leasehold improvements and furniture and office equipment.

ACQUISITIONS AND DIVESTITURES

In May 2004, the Company completed a cash tender offer to purchase all of the outstanding Common Shares of TBI for total consideration of approximately $2.7 billion including the acquired debt of approximately $0.4 billion as discussed earlier in this MD&A under "Continuing Alignment of North American Assets with EnCana's Resource Play Strategy".

In February 2004, an EnCana U.K. subsidiary completed the purchase of an additional 13.5 percent and 20.2 percent interest in the Scott and Telford fields, respectively, for net cash consideration of approximately $113 million. As a result of this acquisition and the initial ownership interest held, the EnCana U.K. subsidiary now holds a 41 percent interest in the Scott field and a
54.3 percent interest in the Telford field.

In February 2004, the Company sold its 53.3 percent partnership interest in Petrovera Resources ("Petrovera") for net cash consideration of approximately $288 million including working capital adjustments. To facilitate this transaction, the Company purchased the 46.7 percent interest of its partner and then sold the 100 percent interest in Petrovera for approximately $541 million including working capital adjustments. There was no gain or loss recorded on this sale.

During the second quarter of 2004, the Company disposed of various non-core properties in Canada for proceeds of approximately $106 million.

GOODWILL

At June 30, 2004, the Company had $2,298 million in goodwill (March 31, 2004 - $1,884 million) recorded on its Consolidated Balance Sheet. The majority of goodwill was as a result of the merger with AEC in 2002. The increase in goodwill during the second quarter was primarily attributable to the purchase of TBI, as disclosed in Note 3 to the Interim Consolidated Financial Statements, offset partially by the change in the period-end rates to convert Canadian dollars to U.S. dollars.

LIQUIDITY AND CAPITAL RESOURCES

EnCana's cash flow from continuing operations was $1,131 million for the three months ended June 30, 2004, up $92 million compared to the same period last year and on a year-to-date basis was $2,126 million for the period ended June 30, 2004, down $104 million compared to the same six-month period in 2003. The increase in cash flows in the quarter and decrease on a year-to-date basis were primarily due to the provision for current tax and increase in the U.S./Canadian dollar exchange rate offset by increased revenues from the growth in sales volumes. The provision for current tax in the second quarter was $203 million compared to a recovery of $54 million in the same period in 2003. On a year-to-date basis, the current income tax provision was $435 million in 2004 compared to a recovery of $34 million in 2003.

EnCana's net debt adjusted for working capital and including the debt acquired as a result of the acquisition of TBI, was $9,282 million as at June 30, 2004 compared with $5,931 million at December 31, 2003. Working capital was a deficit of $700 million at June 30, 2004 and included unrealized losses on mark-to-market accounting on derivatives of $531 million, a current tax payable of $408 million offset partially by assets held for resale of $278 million. This compares to a working capital surplus of $157 million as at December 31, 2003. Cash flow together with proceeds from dispositions was used for the purchase of shares under the Company's Normal Course Issuer Bid, capital expenditures and the purchase of TBI. As a result of these activities, long-term debt plus the current portion of long-term debt increased $2,940 million in the second quarter compared to the 2003 year-end. The Company expects net debt to decrease prior to the 2004 year-end as a result of various non-core asset dispositions planned for the third and fourth quarters of this year as well as increased anticipated cash flows as a result of the TBI acquisition. Total projected proceeds of between $1.5 billion and $2.0 billion are expected for the full year.

Net debt to capitalization was 43 percent (including announced pro forma disposition proceeds of approximately $660 million) as of June 30, 2004, up from 34 percent at December 31, 2003, primarily as a result of the acquisition of TBI. Management calculates this ratio for internal purposes to steward the Company's overall debt position as a measure of a company's financial strength.


Following the announcement of the TBI acquisition, the credit rating agencies adjusted EnCana's long-term credit ratings. On July 14, 2004, Moody's lowered EnCana's rating to Baa2 (Stable). Standard & Poor's modified the Company's A-rating with a "Credit Watch with negative implications" and has not completed their subsequent review. Dominion Bond Rating Service has confirmed EnCana's A(low) rating with a trend change from "Stable to Negative". The agencies noted that the debt financed acquisition of TBI put EnCana's credit profile under strain relative to the pre acquisition ratings levels. The agencies are expected to continue to examine the Company's operating and financial performance as well as its progress on the asset disposition program as they monitor EnCana's credit profile.

As a result of the acquisition, TBI and a subsidiary made a consent tender offer for $225 million of their 7.25 percent Senior Subordinated Notes. A total of
98.9 percent of the notes were tendered for a total cost of approximately $258 million.

In March 2004, an indirect wholly owned subsidiary, EnCana Holdings Finance Corp. ("EHFC"), filed a shelf prospectus whereby it may issue from time to time up to $2 billion of debt securities. Debt securities issued under this shelf prospectus will be unconditionally guaranteed by EnCana Corporation. On May 10, 2004, EHFC completed a $1.0 billion unsecured public debt offering in the U.S. The notes, which are due in 2014, bear a coupon of 5.80 percent. The net proceeds of the offering were used to fund a portion of the acquisition of TBI.

On July 7, 2004, the Company announced its intention to redeem on August 9, 2004 all of its 8.50 percent Unsecured Junior Subordinated Debentures due September 30, 2048 which have an aggregate principal amount of C$200 million. The redemption amount will be the principal amount plus accrued and unpaid interest.

As at June 30, 2004, the Company had available unused committed bank credit facilities in the amount of $1,121 million.

In October 2003, EnCana received approval from the Toronto Stock Exchange to continue to purchase, for cancellation, Common Shares under a Normal Course Issuer Bid (the "Bid"). Under the Bid, EnCana is entitled to purchase for cancellation up to 23.2 million of its Common Shares over a 12-month period ending October 21, 2004. In the second quarter of 2004, EnCana purchased for cancellation approximately 300,000 of its shares at an average price of C$55.61 per share under the Bid. On a year-to-date basis, EnCana purchased for cancellation approximately 5.5 million of its shares at an average price of C$55.37 per share under the Bid. As of June 30, 2004, and including purchases made under the Bid from October through December 2003, the Company had purchased for cancellation approximately 9.1 million Common Shares at an average price of C$51.56 per share.

BUSINESS ENVIRONMENT

NATURAL GAS
                                                                                                                         YEAR
                                                     THREE MONTHS ENDED JUNE 30         SIX MONTHS ENDED JUNE 30         ENDED
----------------------------------------------------------------------------------   ------------------------------    --------
NATURAL GAS PRICE BENCHMARKS                                   2004 VS                           2004 VS
(AVERAGE FOR THE PERIOD)                             2004        2003        2003       2004      2003        2003        2003
----------------------------------------------------------------------------------   ------------------------------    --------
AECO Price (C$/MCF)                                $ 6.80         -3%      $ 7.00     $ 6.71      -10%      $ 7.46      $ 6.70
NYMEX Price ($/MMBTU)                                5.99         11%        5.41       5.84       -3%        6.00        5.39
Rockies (Opal) Price ($/MMBTU)                       5.04         21%        4.17       4.99       26%        3.96        4.12
AECO/NYMEX Basis Differential ($/MMBTU)              0.96        104%        0.47       0.83      -11%        0.93        0.65
Rockies/NYMEX Basis ($/MMBTU)                        0.95        -23%        1.24       0.85      -59%        2.05        1.27
==================================================================================   ==============================    ========

Concerns that North American natural gas supply will not be able to meet increasing demands and the influence of high crude oil prices have continued to result in historically high average NYMEX gas prices. Lower AECO average gas prices in the second quarter and on a year-to-date basis in 2004, compared to the corresponding periods in 2003, can be attributed to lower NYMEX prices in the first quarter and wider differentials from the NYMEX in the second quarter. The increased AECO/NYMEX basis differential in the second quarter of 2004 compared to the second quarter of 2003 can be attributed to increased transportation differentials for the marginal sales volumes transported from Alberta to Eastern Canada.


                             NATURAL GAS BENCHMARKS

                              [BAR CHART OMITTED]

                                                2002                        2003                       2004
---------------------------------------------------------    -------------------------------    ---------------
                                            Q3       Q4       Q1       Q2       Q3       Q4       Q1       Q2
---------------------------------------------------------    -------------------------------    ---------------
NYMEX Price ($/MMBtu)                      3.18     3.98     6.59     5.41     4.97     4.58     5.69     5.99
---------------------------------------------------------    -------------------------------    ---------------
AECO Price (C$/Mcf)                        3.25     5.25     7.92     7.00     6.29     5.59     6.60     6.80
---------------------------------------------------------    -------------------------------    ---------------
Rockies (Opal) Price ($/MMBtu)             1.35     2.53     3.74     4.17     4.37     4.19     4.94     5.04
---------------------------------------------------------    -------------------------------    ---------------
AECO/NYMEX Basis Differential ($/MMBtu)    1.09     0.63     1.38     0.47     0.38     0.37     0.69     0.96
---------------------------------------------------------    -------------------------------    ---------------
Rockies/NYMEX Basis ($/MMBtu)              1.83     1.45     2.85     1.24     0.60     0.39     0.75     0.95
---------------------------------------------------------    -------------------------------    ---------------

PERCENTAGE OF NATURAL GAS VOLUMES BENCHMARK PRICE EXPOSURE
(ANNUAL APPROXIMATE PERCENTAGE)


                              [PIE CHARTS OMITTED]

-----------------------------------------------------------
(ANNUAL APPROXIMATE PERCENTAGE)        2003       2004(1)
-----------------------------------------------------------
Fixed Prices - Hedges                   47%         51%
Downstream/NYMEX Price                  39%         38%
Long-term Fixed/Other                    5%          6%
AECO Price                               9%          5%
-----------------------------------------------------------

(1) Based on estimated 2004 sales volumes as of June 30, 2004 including Tom Brown, Inc.



CRUDE OIL
                                                                                                                     YEAR
                                                    THREE MONTHS ENDED JUNE 30        SIX MONTHS ENDED JUNE 30       ENDED
--------------------------------------------------------------------------------   -----------------------------    -------
CRUDE OIL PRICE BENCHMARKS                                   2004 VS                           2004 VS
(AVERAGE FOR THE PERIOD)                             2004     2003        2003        2004      2003      2003       2003
--------------------------------------------------------------------------------   -----------------------------    -------
WTI ($/BBL)                                         38.28      32%        28.91      36.78       17%      31.32      30.99
Dated Brent ($/BBL)                                 35.32      36%        26.03      33.66       17%      28.74      28.84
WTI/Bow River Differential ($/BBL)                  11.02      68%         6.55      10.03       42%       7.07       8.01
WTI/OCP NAPO Differential (Ecuador) ($/BBL)(1)      12.17       -             -      11.91        -           -       8.06
WTI/Oriente Differential (Ecuador) ($/BBL)           7.80      23%         6.32       7.79       37%       5.69       5.59
--------------------------------------------------------------------------------   ----------------------------------------

(1)  The WTI/OCP NAPO Differential was posted as of September 2003.


The benchmark WTI crude oil price continued to be strong in the second quarter of 2004 compared to the second quarter of 2003 due to strong Asian demand, uncertainty over supply/demand imbalances, the intermittent disruption of Iraqi oil production and OPEC's production management initiatives. The year-to-date WTI crude oil price was significantly higher than the first six months of 2003 primarily as a result of the increase in Asian demand and the increased uncertainty of a stable oil supply from the Middle East.

The Canadian WTI/Bow River heavy oil differential widened in the second quarter of 2004 compared to the second quarter of 2003 primarily due to the higher price for WTI, as well as wider U.S. Gulf Coast light to heavy product differentials. As a percentage of WTI, Bow River's average sales price for the second quarter of 2004 was 71 percent of WTI as compared to 77 percent in the second quarter of 2003. On a year-to-date basis, Canadian WTI/Bow River heavy oil differential was higher primarily as a result of the increase in WTI.

The Company currently transports nearly all of its Ecuadorian production through the OCP Pipeline as NAPO blend. NAPO blend is a heavier crude than the SOTE Oriente blend, previously the predominant crude oil from Ecuador, resulting in a wider differential to WTI. The second quarter and year-to-date 2004 increases in the Oriente differential compared to the same periods in 2003 is primarily related to the increase in the WTI price as well as wider U.S. Gulf Coast light to heavy product differentials.

                              [LINE CHART OMITTED]

                                                         2002                         2003                          2003
-----------------------------------------------------------------      ----------------------------------    ------------------
                                                     Q3       Q4          Q1      Q2       Q3       Q4          Q1        Q2
-----------------------------------------------------------------      ----------------------------------    ------------------
WTI ($/BBL)                                        28.25    28.23       33.80    28.91    30.21    31.16       35.25    38.28
-----------------------------------------------------------------      ----------------------------------    ------------------
Dated Brent ($/BBL)                                26.95    26.78       31.52    26.03    28.41    29.41       31.95    35.32
-----------------------------------------------------------------      ----------------------------------    ------------------
WTI/OCP NAPO Differential (Ecuador)($/BBL)                                                 7.75     8.17       11.65    12.17
-----------------------------------------------------------------      ----------------------------------    ------------------
WTI/Oriente Differential (Ecuador)($/BBL)           4.35     4.92        5.06     6.32     5.34     5.63        7.70     7.80
-----------------------------------------------------------------      ----------------------------------    ------------------
WTI/Bow River Differential ($/BBL)                  5.38     7.66        7.58     6.55     8.12     9.77        9.03    11.02
-----------------------------------------------------------------      ----------------------------------    ------------------


U.S./CANADIAN DOLLAR EXCHANGE RATES
                                                                                                                      YEAR
                                                    THREE MONTHS ENDED JUNE 30        SIX MONTHS ENDED JUNE 30        ENDED
--------------------------------------------------------------------------------   -----------------------------    ---------
Foreign Exchange Benchmarks                                  2004 vs                           2004 vs
(Average for the period)                             2004     2003        2003        2004      2003      2003        2003
--------------------------------------------------------------------------------   -----------------------------    ---------
U.S./Canadian Dollar Period-End Exchange Rate       0.746       1%        0.738      0.746       1%       0.738       0.774
U.S./Canadian Dollar Average Exchange Rate          0.736       3%        0.715      0.747       9%       0.689       0.716
--------------------------------------------------------------------------------   -----------------------------    ---------

The second quarter 2004 over second quarter 2003 average U.S./Canadian dollar exchange rate increase was primarily the result of the economic slowdown in the U.S., continuing differences between Canadian and U.S. interest rates and the U.S. current account deficit. The $0.02 reduction in the second quarter period-end exchange rate compared to the period ended March 31, 2004 resulted in an unrealized loss on the U.S. denominated debt issued in Canada of approximately $32 million ($25 million after-tax) in the quarter. For the first six months of 2004 the average U.S./Canadian dollar exchange rate was higher than the comparable period in 2003 by 9 percent or approximately $0.06. As a result of the increase in the period-end exchange rate at June 30, 2004 compared to the year-end rate at December 31, 2003, the unrealized loss before tax on the U.S. denominated debt issued in Canada was approximately $71 million ($57 million after-tax).

                                                         2002                         2003                          2003
-----------------------------------------------------------------      ----------------------------------    ------------------
                                                     Q3       Q4          Q1      Q2       Q3       Q4          Q1        Q2
-----------------------------------------------------------------      ----------------------------------    ------------------
U.S./Canadian Dollar Period-End Exchange Rate      0.631    0.633       0.681    0.738    0.741    0.774       0.763    0.746
U.S./Canadian Dollar Average Exchange Rate         0.640    0.637       0.662    0.715    0.725    0.760       0.759    0.736

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. As at June 30, 2004, there were 461.0 million Common Shares outstanding compared to 479.9 million Common Shares outstanding at June 30, 2003 and 460.6 million Common Shares outstanding as at December 31, 2003. There were no Preferred Shares outstanding as at June 30, 2004 or June 30, 2003.

Employees and directors have been granted options to purchase Common Shares under various plans. During the second quarter of 2004, approximately 1.5 million Common Shares were issued (year-to-date approximately 5.9 million Common Shares) under the terms of these plans. These plans and outstanding balances are disclosed in Note 11 to the Interim Consolidated Financial Statements.

As discussed previously in the Liquidity and Capital Resources section of this MD&A, the Company has repurchased for cancellation approximately 300,000 Common Shares at an average price of C$55.61 during the second quarter and
       5.5 million Common Shares at an average price of C$55.37 in the first six months of 2004 under a Normal Course Issuer Bid that was approved by the Toronto Stock Exchange in October 2003.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The Company has entered into various commitments primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements. In addition, the Company has made commitments related to the risk mitigation program and has incurred additional commitments as a result of the TBI acquisition. See Note 14 of the Interim Consolidated Financial Statements for the financial transactions and the Risk Management section of this MD&A for the physical contracts. The TBI acquisition increased fixed long-term debt by approximately $960 million. Transportation and other operating commitments as a result of the TBI acquisition were not material.

Included in the long-term debt commitments, the Company had $3,940 million outstanding as at June 30, 2004 related to Banker's Acceptances, Commercial Paper and LIBOR loans that are supported by revolving credit facilities and term loan borrowings. Approximately $1,740 million, of this amount, is related to the bridge credit facility to finance a portion of the TBI acquisition which is to be repaid by 25 percent by February 2005, a further 50 percent by August 2005 and the final 25 percent by May 2006. With respect to the balance of the outstanding revolving credit facilities and term loan borrowings of approximately $2,200 million, the Company intends and expects that it will have the ability to extend the term on an ongoing basis. Further details regarding the Company's long-term debt are described in Note 9 to the Interim Consolidated Financial Statements.

As at June 30, 2004, EnCana had entered into long-term, fixed price, physical contracts with a current delivery of approximately 46 MMcf per day with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 175 billion cubic feet at a weighted average price of $3.41 per Mcf. At June 30, 2004, these transactions had an unrealized loss of $133 million.

LEGAL PROCEEDINGS RELATED TO DISCONTINUED MERCHANT ENERGY OPERATIONS

In July 2003, the Company's indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. ("WD"), concluded a settlement with the U.S. Commodity Futures Trading Commission ("CFTC") of a previously disclosed CFTC investigation. The investigation related to alleged inaccurate reporting of natural gas trading information during 2000 and 2001 by former employees of WD's now discontinued Houston-based merchant energy trading operation to energy industry publications that compiled and reported index prices. All Houston-based merchant energy trading operations were discontinued following the merger with AEC in 2002. Under the terms of the settlement, WD agreed to pay a civil monetary penalty in the amount of $20 million without admitting or denying the findings in the CFTC's order.

The Company and WD are defendants in a lawsuit filed by E. & J. Gallo Winery in the United States District Court in California and, along with other energy companies, are defendants in several other lawsuits in California (many of which are class actions) and three class action lawsuits filed in the United States District Court in New York. A motion by the

Company and WD to dismiss the Gallo complaint on the basis that the Federal Energy Regulatory Commission had exclusive jurisdiction regarding this matter was not granted. Most of the California class action lawsuits were transferred by the Judicial Panel on Multidistrict Litigation on a consolidated basis to the Nevada District Court and all of the New York lawsuits were consolidated in New York District Court by the plaintiff's application. The California lawsuits relate to sales of natural gas in California from 1999 to the present and contain allegations that the defendants engaged in a conspiracy with unnamed competitors in the natural gas and derivatives market in California in violation of U.S. and California anti-trust and unfair competition laws to artificially raise the price of natural gas through various means including the illegal sharing of price information through online trading, price indices and wash trading. The New York lawsuits claim that the defendants' alleged manipulation of natural gas price indices resulted in higher prices of natural gas futures and option contracts traded on the NYMEX from 2000 to 2002. The Gallo complaint claims damages in excess of $30 million, before potential trebling under California laws. As is customary, none of the other actions specify the amount of damages claimed.

The Company and WD intend to vigorously defend against these claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company's financial position, or whether there will be other proceedings arising out of these allegations.

ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING PRINCIPLES AND PRACTICES

HEDGING RELATIONSHIPS

On January 1, 2004, the Company adopted the amendments made to the accounting standard for Hedging Relationships. Derivative instruments outstanding at January 1, 2004, that did not qualify as a hedge or were not designated as a hedge, were recorded using the mark-to-market accounting method whereby their fair value was recorded on the Consolidated Balance Sheet. The impact on the Company's Consolidated Financial Statements at January 1, 2004 was an increase in assets of $145 million, an increase in liabilities of $380 million and a net deferred loss of $235 million. These amounts are taken into net earnings as the contracts expire. At June 30, 2004, approximately $191 million of these net losses were recognized. The timing of recognition of the remaining net losses of $44 million ($31 million after-tax) is described in Note 2 of the Interim Consolidated Financial Statements.

Changes in the fair value from March 31, 2004 to June 30, 2004 for these contracts, as well as all other outstanding hedge contracts, were marked-to-market and a $155 million loss ($104 million after-tax) was recognized in net earnings for the three months ended June 30, 2004. All unrealized losses on derivative instruments as at June 30, 2004 are disclosed in Note 14 of the Interim Consolidated Financial Statements.

RISK MANAGEMENT

EnCana's results are impacted by external market risks associated with fluctuations in commodity prices, foreign exchange rates and interest rates in addition to credit, operational and safety and environmental risks. The Company partially mitigates its exposure to market risks through the use of various financial instruments and physical contracts. The use of derivative instruments is governed under formal policies approved by senior management, and is subject to limits established by the Board of Directors.

COMMODITY PRICES

As a means of mitigating exposure to commodity price volatility, the Company has entered into various financial instrument agreements as disclosed in Note 14 of the Interim Consolidated Financial Statements and physical contracts as detailed in the natural gas section of this MD&A.

Derivative financial instruments are used by the Company to help manage its exposure to market risks related to commodity prices, foreign currency exchange rates and interest rates. The Company's policy is not to utilize derivative financial instruments for speculative purposes.

The Company has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated from budgeted capital programs and in other cases to the mitigation of market price risks for specific assets and obligations.

With respect to transactions involving proprietary production or assets, the financial instruments generally used by the Company are swaps, collars or options which are typically entered into with major financial institutions, integrated energy companies or commodities trading institutions. Realized gains or losses from these derivative financial instruments are recognized in oil and gas revenues at the time the related production occurs. On January 1, 2004, the Company adopted AcG-13 of the CICA and uses the mark-to-market accounting method as described earlier in this MD&A under Hedging Relationships. Under the mark-to-market accounting method, unrealized gains or losses resulting from differences between the contracted commodity price and the period end forward commodity price curve are also recognized in revenues.

NATURAL GAS

The Company has entered into swaps which fix the AECO and NYMEX prices and collars which fix the range of AECO and NYMEX prices. To help protect against widening natural gas price differentials in various production areas, the Company has entered into financial and physical contracts to fix the AECO and Rockies price differential which is based on the NYMEX price.

The financial contracts are disclosed in Note 14 of the Interim Consolidated Financial Statements. The physical contracts are as follows:

                                                               NOTIONAL                                            UNRECOGNIZED
                                                                VOLUME                                              GAIN/(LOSS)
                                                               (MMCF/D)        TERM      PRICE (US$ PER MCF)      ($ MILLIONS)
------------------------------------------------------------------------------------------------------------------------------
FIXED PRICE CONTRACTS
Sales Contract
                        NYMEX Collars                              50          2004         2.46 - 4.90                (13)
                        NYMEX Collars                              50          2005         2.46 - 4.90                (25)
                        NYMEX Collars                              46       2006 - 2007     2.46 - 4.90                (29)

BASIS CONTRACTS
Sales Contract
                        Fixed NYMEX to Rockies Basis              410          2004           (0.493)                   27
                        Fixed NYMEX to San Juan Basis              50          2004           (0.637)                    1
                        Fixed NYMEX to Ventura Basis               7           2004           (0.133)                    -
                        Fixed NYMEX to Rockies Basis              393          2005           (0.471)                   38
                        Fixed NYMEX to San Juan Basis              50          2005           (0.637)                    1
                        Fixed NYMEX to Ventura Basis               23          2005           (0.245)                    -
                        Fixed NYMEX to Rockies Basis              207       2006 - 2007       (0.491)                   29
                        Fixed NYMEX to San Juan Basis              42          2006           (0.637)                    -
                                                                                                                  ---------
                                                                                                                        29
                        Gas Marketing Physical Positions                                                                16
                                                                                                                  ---------
                                                                                                                      $ 45
                                                                                                                  =========

CRUDE OIL

The Company has partially mitigated its exposure to the WTI NYMEX price for a portion of its oil production with fixed price swaps, costless collars and 3-way put spreads. The instruments are disclosed in Note 14 of the Interim Consolidated

Financial Statements. As part of the crude oil marketing activities, the Company partially mitigated its exposure to the risk around crude oil inventory and third party margins through the use of futures, options and collars.

GAS STORAGE OPTIMIZATION

As part of its gas storage optimization program, the Company has entered into financial instruments and physical contracts at various locations and terms over the next 10 months to manage the price volatility of the corresponding physical transactions and inventories. The financial instruments used include futures, fixed for floating swaps and basis swaps.

KYOTO PROTOCOL

The risks associated with the Kyoto Accord and similar initiatives in the U.S.A. remain unchanged as discussed in the 2003 year-end MD&A.

ALBERTA ENERGY AND UTILITIES BOARD ("AEUB") RULING

The Company's production volumes, primarily from the Primrose Block in northeast Alberta, were affected by an AEUB decision, in September 2003, to shut-in natural gas production that put at risk the recovery of bitumen resources in the area. The impact of this decision caused the Company's second quarter natural gas production in the region to be lower by approximately 10 MMcf per day when compared to the second quarter of 2003. On July 1, 2004, a second order has been issued from the AEUB to shut-in an additional 8 MMcf per day. The future impact of these announced decisions is not expected to be material.

OUTLOOK

EnCana plans to focus on exploitation of its resource plays to grow natural gas and crude oil production in North America as well as continue to develop conventional crude oil production in Ecuador, U.K. and North America. Longer-term growth is expected to be augmented by development of projects in the Gulf of Mexico, Canadian East Coast, and U.K. central North Sea. The Company also plans to continue its focused, high-upside North American and international exploration programs.

                                                                                 SIX MONTHS                2005 FULL-YEAR
CAPITAL OUTLOOK                               2004 FULL-YEAR GUIDANCE(3)     ENDED JUNE 30, 2004        FULL-YEAR GUIDANCE(3)
----------------------------------------------------------------------------------------------------------------------------
Upstream                                            $4,550 - $4,850                 $ 2,562                $4,750 - $5,250
Midstream & Marketing and Corporate                       150                            43
                                             -------------------------------------------------------------------------------
Core Capital Expenditures                           $4,700 - $5,000                 $ 2,605
Acquisition of TBI (2)                                   2,700                        2,335
Divestitures, net of Acquisitions(1)               (2,000) - (1,500)                   (279)
                                             -------------------------------------------------------------------------------
Net Capital Investment                              $5,400 - $6,200                 $ 4,661
                                             ===============================================================================

(1)  Represents Corporate acquisitions and property acquisitions.
(2)  Six-month actuals excludes acquired debt of approximately $406 million.
(3)  Guidance released June 15, 2004.

The Company expects its 2004 core capital investment program to be between $4,700 million and $5,000 million and funded from cash flow and proceeds from divestitures of non-core assets. Net capital investment guidance was amended in the second quarter of 2004 to include additional opportunities identified in the Company's development program of its resource play assets in the U.S. and Canada as well as opportunities resulting from the recent acquisition of TBI. Additional asset sales are expected to occur in the Canadian Western Sedimentary basin in the last half of 2004.

                                                                                SIX MONTHS ENDED        2005 FULL-YEAR
VOLUME OUTLOOK                                 2004 FULL-YEAR GUIDANCE(2)         JUNE 30, 2004           GUIDANCE(2)
----------------------------------------------------------------------------------------------------------------------
Produced Gas Sales (MMCF PER DAY)
     Canada                                           2,100 - 2,140                  2,089
     United States                                      700 - 725                      754
     United Kingdom                                         30                          32
     Tom Brown, Inc.                                    165 - 175
     Additional divestments                            (45) - (20)
----------------------------------------------------------------------------------------------------------------------
TOTAL PRODUCED GAS SALES                              2,950 - 3,050                  2,875              3,400 - 3,550

Crude Oil and NGLs (BBLS PER DAY)
     Canada                                         150,000 - 154,000              157,288
     United States                                    9,000 - 10,000                10,995
     Ecuador                                         72,000 - 76,000                79,643
     United Kingdom                                  16,000 - 18,000                19,408
     Tom Brown, Inc.                                      4,000
     Additional divestments                         (16,000) - (7,000)
----------------------------------------------------------------------------------------------------------------------
TOTAL CRUDE OIL AND NGLS                            235,000 - 255,000              267,334          250,000 - 270,000
----------------------------------------------------------------------------------------------------------------------
TOTAL (BOE PER DAY)(1)                              725,000 - 765,000              746,501          810,000 - 860,000
======================================================================================================================

(1)  Natural gas converted to BOE at 6 Mcf = 1 BOE.
(2) Guidance released June 15, 2004. TBI and additional divestments have been annualized.

Sales volume guidance for 2004 was increased in the second quarter and represents an approximate 15 percent growth over 2003 full year sales volumes (based on the midpoint of guidance). Included in the increased guidance is a 12 percent organic growth rate from the Company's inventory of resource plays and international assets. The guidance range for sales volumes was increased in June 2004 to reflect the strong operating performance from the Company's resource play assets in North America year-to-date. The annualized impact of the TBI acquisition less planned dispositions is expected to be approximately neutral to total sales volumes.

COMMODITY PRICES

The influence of high crude oil prices, limited natural gas production growth in the oil and gas industry, increasing demand and uncertainty surrounding the ability of producers to maintain storage inventory levels have resulted in continued higher historical average natural gas prices. The outlook for 2004 and beyond will be principally impacted by weather, timing of new production and economic activity.

Worldwide uncertainty in crude oil markets caused by production disruptions in the Middle East and Africa, increased demand from Asian countries, North American crude and product inventory levels, potential supply uncertainty in Russia as well as concerns about OPEC's ability to meet growing worldwide demand. The outlook for the longer term is principally dependent on the ability of producers to grow crude and stabilize natural gas supply, the timing of new production, the weather and economic activity.

OPERATING AND ADMINISTRATIVE EXPENSES

Total operating costs for 2004 are expected to range between $3.30 and $3.50 per BOE with administrative expense between $0.60 and $0.70 per BOE. Depreciation, depletion and amortization rates for the Company's Upstream segment are expected to range between $8.60 and $9.10 per BOE for 2004.

CURRENT INCOME TAXES

EnCana has previously provided guidance for the 2004 provision for current income taxes in the range of $675 million to $820 million. At the date hereof, based on First Call consensus commodity pricing and production and capital expenditure estimates based on the mid-point of public guidance, EnCana expects the 2004 provision for current income taxes will be within, but at the high end of, the guidance range. Current income tax for 2004 is expected to be approximately 15 percent to 20 percent of the Company's pre-tax cash flow.


SENSITIVITY OF 2005 NET EARNINGS AND CASH FLOW (INCLUDING HEDGES)(1)
($ MILLIONS)                                                                     Net Earnings    Cash Flow
-----------------------------------------------------------------------------------------------------------
$0.25 per million British thermal units increase in the NYMEX gas price              175             230
$1.00 per barrel increase in the WTI oil price                                        35              45
$0.01 decrease in the U.S./Canadian dollar exchange rate                             (25)             20
------------------------------------------------------------------------------------------------------------
(1)  Hedge position as at April 30, 2004.


SENSITIVITY OF 2005 NET EARNINGS AND CASH FLOW (EXCLUDING HEDGES)
($ MILLIONS)                                                                     Net Earnings    Cash Flow
-----------------------------------------------------------------------------------------------------------
$0.25 per million British thermal units increase in the NYMEX gas price              195            250
$1.00 per barrel increase in the WTI oil price                                        50             65
$0.01 decrease in the U.S./Canadian dollar exchange rate                             (25)            20
-----------------------------------------------------------------------------------------------------------



July 26, 2004